EXHIBIT 97

Incentive Compensation Clawback Policy

OVERVIEW

CSB Bancorp, Inc. (the “Company”) has adopted this incentive compensation clawback policy (this “Policy”) in order to ensure that incentive compensation is paid based on accurate financial and operating data and the correct calculation of performance against applicable incentive targets.

In the event of a restatement of the financial or operating results of the Company or one of its affiliates or segments, as described below, the Company may seek recovery of incentive compensation that would not otherwise have been paid if the correct performance data had been used to determine the amount payable.

The Compensation Committee of the Board (the “Committee”) shall have full authority to interpret and enforce this Policy.

COVERED EMPLOYEES

This Policy applies to all “Executive Officers” of the Company, as such term is defined in Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company’s president; principal financial officer; principal accounting officer; any vice president in charge of a principal business unit, division, or function; and any other officer who performs a policy-making function (collectively, the “Covered Employees”).

This Policy shall apply to all Covered Employees, regardless of whether an applicable Covered Employee was “at fault” for, or had knowledge of, errors that led to the restatement. Recovery of compensation received while an individual was serving in a non-executive capacity prior to becoming a Covered Employee will not be required; provided that, recovery will be required with respect to an employee who served as a Covered Employee during the applicable time period and then was subsequently determined not to be a Covered Employee.

INCENTIVE COMPENSATION

For purposes of this Policy, “incentive compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure, including performance bonuses and incentive awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, phantom equity, or other equity-based awards and compensation) paid, granted, awarded, vested or accrued under any Company plan or agreement, in the form of cash or Company common stock, that are based on any Financial Reporting Measure. For purposes of this Policy, “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, whether presented in or outside of the Company’s financial statements, any measures derived wholly or in part from such measures (including non-GAAP measures), and other performance measures that are affected by accounting-related information.

RESTATEMENT OF FINANCIAL OR OPERATING RESULTS

The Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any Financial Reporting Measure, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (collectively, the “Overpayment”). This amount extends to any amounts that are determined by the Committee to be recoverable pursuant to the Exchange Act, OTC Pink listing standards, and any other statutes, rules, regulations, policies, and guidance of governmental entities applicable to the Company (“Applicable Law”).

FORMS OF RECOVERY

If the Committee determines that recovery for the Overpayment is required under Applicable Law, the Company shall have the right to demand that the Covered Employee reimburse the Company for the Overpayment. To the extent the Covered Employee does not reimburse the Company for the Overpayment, the Company shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future incentive awards or other compensation. To the extent any shares have been issued under vested awards, or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding phantom or equity-based awards with a value equivalent to the Overpayment, as determined by the Committee.

TIME PERIOD FOR OVERPAYMENT REVIEW

The Company may recover any Overpayment at any time for the three completed fiscal years immediately preceding the date when the Company is required, or should have reasonably concluded that it was required, to prepare an accounting restatement for a given reporting period. For illustrative purposes only, this means that if the Company determined in November 2024 that a restatement is required going back to 2021 and filed restated financial statements in January 2025, this Policy would apply to incentive-based compensation received in 2023, 2022, and 2021.

Notwithstanding the period identified above, this Policy will apply only to: (i) incentive-based compensation received after a Covered Person began service as a Covered Person and served as a Covered Person at any time during the performance period for such incentive-based compensation; and (ii) incentive-based compensation received while the Company’s common stock is listed.

Notwithstanding the above, if the Committee determines that any Covered Employee engaged in fraud or misconduct, the Committee shall be entitled to determine the Overpayment with respect to such Covered Employee for a period of six years after the act of fraud or misconduct.

NO ADDITIONAL PAYMENTS

In no event shall the Company be required to award Covered Employees an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment. The Company will not insure or indemnify any Covered Person with respect to recoverable amounts, including paying or reimbursing the Covered Person for premiums on any insurance policy covering such recoverable amounts.

COMMITTEE DETERMINATION FINAL

Any determination by the Committee (or by any officer of the Company to whom enforcement authority has been delegated) with respect to this Policy shall be final, conclusive, and binding on all interested parties.

APPLICABILITY

This Policy applies to all incentive compensation granted, paid, awarded, vested, accrued, or credited after December 1, 2023, except to the extent prohibited by applicable law or any other legal obligation of the Company. Application of this Policy does not preclude the Company from taking any other action to enforce a Covered Employee’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

OTHER LAWS

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Employee that is required pursuant to Applicable Law (regardless of whether implemented at any time prior to or following the adoption of this Policy).

AMENDMENT; TERMINATION

The Committee may amend or terminate this Policy at any time in its sole discretion. The Committee shall annually review this Policy for any updates, amendments, or other modifications required or recommended pursuant to Applicable Law.